UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On July 26, 2010, the registrant announced its unaudited financial results for the quarter ended June 30, 2010. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could return at some point in the future, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the quarter ended June 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/S/ ALEX HO
Alex Ho, Chief Financial Officer

Date: July 30, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the quarter ended June 30, 2010.

Exhibit 99.1

Changyou Reports Second Quarter 2010 Results

Total Revenues Reached a Record US$77.7 million, Up 8% Quarter-over-Quarter and 17%

Year-over-Year;

Net Income Reached a Record US$42.1 million, Up 6% Quarter-over-Quarter and 22% Year-over-Year

Non-GAAP Net Income Reached a Record US$44.1 million, Up 3% Quarter-over-Quarter and 10% Year-over-Year

Beijing, China, July 26, 2010—Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights

•	Total revenues were US$77.7 million, an increase of 8% quarter-over-quarter and 17% year-over-year, exceeding the Company’s guidance.

•	Net income reached a record US$42.1 million, or US$0.79 per fully diluted ADS[1]. Net income increased by 6% quarter-over-quarter and 22% year-over-year.

•

Non-GAAP[2] net income (i.e. excluding share-based compensation expenses) reached a record US$44.1 million, or US$0.82 per fully diluted ADS, exceeding the Company’s guidance. Non-GAAP net income increased by 3% quarter-over-quarter and 10% year-over-year.

•	Aggregate registered accounts for the Company’s games[3] grew 12% quarter-over-quarter and 42% year-over-year to 98.2 million.

•

Aggregate peak concurrent users (“PCU”) for the Company’s games grew 23% quarter-over-quarter and 35% year-over-year to approximately 1.28 million. Aggregate PCU for the Company’s games determined under a method newly-adopted by the Company, described further below, rose 25% quarter-over-quarter and 21% year-over-year to approximately 1.14 million.

•	Aggregate active paying accounts (“APA”) for the Company’s games grew 17% quarter-over-quarter and 17% year-over-year to approximately 2.79 million.

“The double-digit sequential increases in the user base of our games and the record financial results achieved in the second quarter reaffirms our confidence in the future of the online games industry in China and of our company,” said Mr. Tao Wang, Changyou’s chief executive officer. “With the large number of new users drawn to TLBB after the release of our major “TLBB2” expansion pack in April, we are confident that we are well-positioned to grow further in the quarters ahead with the regular release of new content based on user feedback. We also look to deliver growth over the long term with ongoing investments in creative game projects, like Duke of Mount Deer, that are aimed at attracting a demographic of users that is different from the games we currently operate. We believe our current and past successes with expansion packs and our ongoing pursuit of creativity and quality in new game developments will help enhance our brand equity and deliver greater shareholder value over the long term.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]

Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliation to Unaudited Condensed Consolidated Statements of Operations.”

[3]	Comprising Tian Long Ba Bu, Blade Online, Blade Hero 2, Da Hua Shui Hu, and Zhong Hua Ying Xiong.

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Mr. Dewen Chen, president and chief operating officer, continued, “Our growing team of game engineers and marketing professionals is driving our expansion into new market segments with the successful launch of new games, like the action-packed 3D game, Zhong Hua Ying Xiong, in the second quarter and the upcoming release of a 2D mythical game, Immortal Faith, in September. As the community nature of online games continues to draw new Internet users to online gaming, we will continue to work on opening new markets of Internet users with the selective licensing of games in categories outside of our leading 2.5D space.”

Mr. Alex Ho, Changyou’s chief financial officer, added, “We set quarterly record in revenues and net income in the second quarter as our games continue to capture new audiences. We expect that our highly profitable model, healthy balance sheet, and rich cash flows will allow us to further boost the popularity of our existing games while we invest in our pipeline and position ourselves for the many opportunities in our industry.”

Second Quarter 2010 Operational Results

Aggregate registered accounts for the Company’s games as of June 30, 2010 increased 12% quarter-over-quarter and 42% year-over-year to 98.2 million.

The Company has adopted a new method for reporting aggregate PCU for the Company’s games. Aggregate PCU for the Company’s games determined under the previous method rose 23% quarter-over-quarter and 35% year-over-year to approximately 1.28 million. Aggregate PCU for the Company’s games determined under the new method rose 25% quarter-over-quarter and 21% year-over-year to approximately 1.14 million. Under the previous method, aggregate PCU for a quarter was determined by adding up the separate PCUs for each of the Company’s games for the quarter. Under the new method, the aggregate PCU reported by the Company for its games will be the highest aggregate PCU of the games for a day that occurs during the quarter. The Company believes that the new method will provide investors, and the Company’s management, with a better foundation for understanding the Company’s performance on a comparative quarter-over-quarter and year-over-year basis. In this release, the Company is providing quarter-on-quarter and year-on-year comparisons using both methods in order to facilitate investors’ understanding as the Company transitions from the previous method to the new method. Going forward, the Company plans to only report aggregate PCU for the Company’s games determined under the new method.

Aggregate APA for the Company’s games grew 17% quarter-over-quarter and 17% year-over-year to approximately 2.79 million.

Average revenues per active paying account (“ARPU”) for the Company’s games was RMB184 for the quarter, a decline of 8% quarter-over-quarter and 1% year-over-year, which is consistent with the Company’s intention to have ARPU within a range that keeps the Company’s games affordable for the majority of Chinese game players.

Second Quarter 2010 Unaudited Financial Results

Revenues

Total revenues for the second quarter of 2010 increased 8% quarter-over-quarter and 17% year-over-year to US$77.7 million.

Revenues from game operations for the second quarter of 2010 increased 8% quarter-over-quarter and 16% year-over-year to US$75.6 million. The increases were mainly due to the ongoing popularity of TLBB, the Company’s flagship game.

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Overseas licensing revenues for the second quarter of 2010 increased 15% quarter-over-quarter and 29% year-over-year to US$2.1 million. The increases were largely the result of increased momentum of TLBB in Vietnam and Malaysia.

Gross Profit

Gross profit for the second quarter of 2010 increased 6% quarter-over-quarter and 13% year-over-year to US$70.7 million. Gross margin in the second quarter of 2010 was 91%, compared to 93% in the first quarter of 2010 and 94% in the second quarter of 2009. Non-GAAP gross profit for the second quarter of 2010 increased 6% quarter-over-quarter and 13% year-over-year to US$70.8 million. Non-GAAP gross margin in the second quarter of 2010 was 91%, compared to 93% in the first quarter of 2010 and 94% in the second quarter of 2009.

Operating Expenses

For the second quarter of 2010, total operating expenses were US$24.0 million, up 12% quarter-over-quarter and 3% year-over-year. Non-GAAP operating expenses were US$22.1 million, up 19% quarter-over-quarter and 25% year-over-year.

GAAP product development expenses increased 12% quarter-over-quarter and 3% year-over-year to US$7.8 million. Non-GAAP product development expenses increased 24% quarter-over-quarter and 49% year-over-year to US$6.7 million. The increases were mainly the result of an increase in salaries and benefits due to hiring of more game engineers and the depreciation of office building and facilities costs due to relocation of our R&D team to a new office building in the middle of the first quarter of 2010.

GAAP sales and marketing expenses increased 21% quarter-over-quarter and 13% year-over-year to US$11.7 million. Non-GAAP sales and marketing expenses increased 21% quarter-over-quarter and 14% year-over-year to US$11.7 million. The sequential increases were primarily due to increased marketing and promotional activities for the launch of a new game, Zhong Hua Ying Xiong, and the major expansion pack for TLBB in the second quarter of 2010. The year-over-year increases were primarily a result of increased marketing and promotional activities for the launch of new games during the year.

GAAP general and administrative expenses decreased 5% quarter-over-quarter and 15% year-over-year to US$4.5 million. The quarter-over-quarter decrease in GAAP general and administrative expenses was mainly due to a decrease in share-based compensation expense in the second quarter of 2010. The year-over-year decrease in GAAP general and administrative expenses was primarily due to the recognition of a one-time share based compensation expense in the second quarter of 2009 due to the completion of the Company’s initial public offering. Non-GAAP general and administrative expenses increased 5% quarter-over-quarter and 29% year-over-year to US$3.7 million. The quarter-over-quarter increase in non-GAAP general and administrative expenses was primarily due to increased salaries and benefits expense in the second quarter of 2010. The year-over-year increase in non-GAAP general and administrative expenses was primarily a result of an increase in headcount and an increase in professional fees for protecting our intellectual property.

Operating Profit

Operating profit for the second quarter of 2010 increased 3% quarter-over-quarter and 18% year-over-year to US$46.7 million. Operating margin in the second quarter of 2010 was 60%, compared to 63% in the first quarter of 2010 and up from 59% in the second quarter of 2009. Non-GAAP operating profit for the second quarter of 2010 increased 1% quarter-over-quarter and 8% year-over-year to US$48.7 million. Non-GAAP operating margin in the second quarter of 2010 was 63%, compared to 67% in the first quarter of 2010 and 68% in the second quarter of 2009.

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Net Income

For the second quarter of 2010, net income increased 6% quarter-over-quarter and 22% year-over-year to US$42.1 million. Non-GAAP net income increased 3% quarter-over-quarter and 10% year-over-year to US$44.1 million. Fully diluted earnings per ADS were US$0.79, up from US$0.75 in the first quarter of 2010 and US$0.66 in the second quarter of 2009. Non-GAAP fully diluted earnings per ADS were US$0.82, up from US$0.80 in the first quarter of 2010 and US$0.75 in the second quarter of 2009. Net margin for the second quarter of 2010 was 54%, compared to 55% in the first quarter of 2010 and up from 52% in the second quarter of 2009. Non-GAAP net margin for the second quarter was 57%, compared to 59% in the previous quarter and 60% in the second quarter of 2009.

Cash Balances

As of June 30, 2010, Changyou had a net cash balance of US$294.5 million, up from US$265.4 million as of March 31, 2010. Operating cash flow for the quarter was a net inflow of US$49.2 million.

Other Business Developments

Open Beta Testing of Zhong Hua Ying Xiong

On May 20, 2010, Changyou began open beta testing of Zhong Hua Ying Xiong, the Company’s first 3D martial arts-themed massively multi-player online role-playing game (“MMORPG”). This licensed game is based on a popular Hong Kong comic book of the same name. The game features advanced 3D graphics, cinematic cutscenes, and dynamic real-time fighting movements that are designed to attract 3D online game enthusiasts.

Acquisition of I.C.E. Entertainment

In May 2010, the Company completed the acquisition of I.C.E Entertainment Limited, a Shanghai-based online game developer and operator. The acquisition adds over 140 game engineers and game operation professionals to the Company’s platform.

Business Outlook

For the third quarter of 2010, Changyou estimates:

•	Total revenues to be between US$80.0 million and US$83.0 million.

•	Non-GAAP net income to be between US$44.5 million and US$46.0 million.

•	Non-GAAP fully diluted earnings per ADS to be between US$0.83 and US$0.86.

•	Assuming no new grants of share-based awards, share-based compensation expense to be between US$1.5 million and US$2.0 million, reducing fully diluted earnings per ADS by US$0.03 to US$0.04.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

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Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is extracted from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could return at some point in the future, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, July 26, 2010 (7 p.m. Beijing/Hong Kong, July 26, 2010).

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The dial-in details for the live conference call are:

US:	+1-866-804-6927
Hong Kong:	+852-3002-1672
International:	+1-857-350-1673
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. Eastern Time on July 26 through August 2, 2010. The dial-in details for the telephone replay are:

International:	+1-617-801-6888
Passcode:	17830653

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited’s massively multi-player online role-playing games (“MMORPG”) business began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003. Changyou, a leading developer and operator of online games in China, was carved out as a separate, stand-alone company in December 2007, and completed an initial public offering on April 7, 2009. Changyou currently operates five online games, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online, Blade Hero 2, Da Hua Shui Hu and Zhong Hua Ying Xiong. Changyou has a diversified pipeline of games with various graphic styles and themes, including the licensed Immortal Faith, Legend of the Ancient World, and the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s advanced technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

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Mr. Chen Yuan Yuan

Christensen

Tel:	+86 (10) 5971-2001
E-mail:	ychen@ChristensenIR.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Six Months Ended
	Jun. 30, 2010	Mar. 31, 2010	Jun. 30, 2009	Jun. 30, 2010	Jun. 30, 2009
Revenues:
Game operation revenues	$75,572	$70,202	$64,936	$145,774	$124,282
Overseas licensing revenues	2,149	1,870	1,660	4,019	3,921

Total revenues	77,721	72,072	66,596	149,793	128,203
Cost of revenues (includes share-based compensation expense of $43, $67, $90, $110 and $98, respectively)	7,008	5,384	3,943	12,392	7,384

Gross profit	70,713	66,688	62,653	137,401	120,819

Operating expenses:
Product development (includes share-based compensation expense of $1,022, $1,506, $2,989, $2,528 and $3,756, respectively)	7,755	6,935	7,510	14,690	13,677
Sales and marketing (includes share-based compensation expense of $41, $75, $112, $116 and $116, respectively)	11,720	9,699	10,381	21,419	21,217
General and administrative (includes share-based compensation expense of $874, $1,322, $2,481, $2,196 and $2,548, respectively)	4,527	4,785	5,309	9,312	8,589

Total operating expenses	24,002	21,419	23,200	45,421	43,483

Operating profit	46,711	45,269	39,453	91,980	77,336

Interest income and exchange difference	803	815	871	1,618	1,547
Other income/(expense)	381	(99)	—	282	(1)

Income before income tax expense	47,895	45,985	40,324	93,880	78,882
Income tax expense	(5,804)	(6,279)	(5,796)	(12,083)	(10,850)

Net income	$42,091	$39,706	$34,528	$81,797	$68,032

Basic net income per ADS	$0.81	$0.77	$0.67	$1.58	$1.38

ADSs used in computing basic net income per ADS	51,917	51,594	51,209	51,756	49,354

Diluted net income per ADS	$0.79	$0.75	$0.66	$1.54	$1.36

ADSs used in computing diluted net income per ADS	53,075	53,088	52,590	53,081	50,045

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2010	As of Dec. 31, 2009
ASSETS
Current assets:
Cash and bank deposits	$294,508	$226,901
Accounts receivable, net	2,350	3,395
Prepaid and other current assets	11,083	4,720
Due from Sohu	282	340

Total current assets	308,223	235,356

Non-current assets:
Fixed assets, net	53,484	49,178
Goodwill	10,258	—
Intangible assets, net	8,875	3,221
Interests in associated companies	5,319	—
Deferred tax asset	1,649	1,383
Other assets, net	415	253

TOTAL ASSETS	$388,223	$289,391

LIABILITIES AND SHAREHOLDERS’ EQUITY

Receipts in advance and deferred revenue	$34,283	$30,244
Accrued liabilities	34,627	26,618
Tax payables	5,130	6,628
Deferred tax liabilities	255	—
Due to Sohu	4,888	5,046

Total liabilities	79,183	68,536
Total shareholders’ equity	309,040	220,855

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$388,223	$289,391

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CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2010				Three Months Ended Mar. 31, 2010				Three Months Ended Jun. 30, 2009
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$77,721	$—		$77,721	$72,072	$—		$72,072	$66,596	$—		$66,596
Less: Cost of revenues	7,008	(43	)(a)	6,965	5,384	(67	)(a)	5,317	3,943	(90	)(a)	3,853

Gross profit	$70,713	$43		$70,756	$66,688	$67		$66,755	$62,653	$90		$62,743

Gross margin	91%			91%	93%			93%	94%			94%

Operating expenses	$24,002	$(1,937	)(a)	$22,065	$21,419	$(2,903	)(a)	$18,516	$23,200	$(5,582	)(a)	$17,618
Product development expenses	$7,755	$(1,022	)(a)	$6,733	$6,935	$(1,506	)(a)	$5,429	$7,510	$(2,989	)(a)	$4,521
Sales and marketing expenses	$11,720	$(41	)(a)	$11,679	$9,699	$(75	)(a)	$9,624	$10,381	$(112	)(a)	$10,269
General and administrative expenses	$4,527	$(874	)(a)	$3, 653	$4,785	$(1,322	)(a)	$3,463	$5,309	$(2,481	)(a)	$2,828
Operating profit	$46,711	$1,980		$48,691	$45,269	$2,970		$48,239	$39,453	$5,672		$45,125

Operating margin	60%			63%	63%			67%	59%			68%

Net income	$42,091	$1,980		$44,071	$39,706	$2,970		$42,676	$34,528	$5,672		$40,200

Net margin	54%			57%	55%			59%	52%			60%

Diluted net income per ADS	$0.79			$0.82	$0.75			$0.80	$0.66			$0.75

ADSs used in computing diluted net income per ADS	53,075			53,437	53,088			53,438	52,590			53,251

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Six Months Ended Jun. 30, 2010				Six Months Ended Jun. 30, 2009
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$149,793	$—		$149,793	$128,203	$—		$128,203
Less: Cost of revenues	12,392	(110	)(a)	12,282	7,384	(98	)(a)	7,286

Gross profit	$137,401	$110		$137,511	$120,819	$98		$120,917

Gross margin	92%			92%	94%			94%

Operating expenses	$45,421	$(4,840	)(a)	$40,581	$43,483	$(6,420	)(a)	$37,063
Product development expenses	$14,690	$(2,528	)(a)	$12,162	$13,677	$(3,756	)(a)	$9,921
Sales and marketing expenses	$21,419	$(116	)(a)	$21,303	$21,217	$(116	)(a)	$21,101
General and administrative expenses	$9,312	$(2,196	)(a)	$7,116	$8,589	$(2,548	)(a)	$6,041
Operating profit	$91,980	$4,950		$96,930	$77,336	$6,518		$83,854

Operating margin	61%			65%	60%			65%

Net income	$81,797	$4,950		$86,747	$68,032	$6,518		$74,550

Net margin	55%			58%	53%			58%

Diluted net income per ADS	$1.54			$1.62	$1.36			$1.48

ADSs used in computing diluted net income per ADS	53,081			53,438	50,045			50,375

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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